UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2015
Commission File Number 001-33161
NORTH AMERICAN ENERGY PARTNERS INC.
Suite 300, 18817 Stony Plain Road
Edmonton, Alberta T5S 0C2
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three and six months ended June 30, 2015.

2.	Management’s Discussion and Analysis for the three and six months ended June 30, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ Rob Butler
Name:	Rob Butler
Title:	Vice President, Finance
Date: August 5, 2015

NORTH AMERICAN ENERGY PARTNERS INC.
Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in thousands of Canadian Dollars)
(Unaudited)

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	June 30, 2015	December 31, 2014
Assets
Current assets
Cash	$40,672	$956
Accounts receivable	26,795	66,503
Unbilled revenue	24,827	43,622
Inventories	2,763	7,449
Prepaid expenses and deposits	3,530	2,253
Assets held for sale	147	29,589
Deferred tax assets	5,755	5,609
	104,489	155,981
Plant and equipment (net of accumulated depreciation of $185,642, December 31, 2014 – $173,537)	253,217	260,898
Other assets	8,329	9,755
Deferred tax assets	23,939	29,947
Total assets	$389,974	$456,581
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$26,892	$58,089
Accrued liabilities	13,828	14,997
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	187	—
Current portion of capital lease obligation	21,305	22,201
Deferred tax liabilities	6,311	20,056
	68,523	115,343
Long term debt (note 4)	57,478	64,269
Capital lease obligation	34,389	41,854
Other long term obligations	2,286	3,459
Deferred tax liabilities	49,918	42,077
	212,594	267,002
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2015 – 33,682,801 (December 31, 2014 – 34,923,916)) (note 7(a))	280,020	290,800
Treasury shares (June 30, 2015 - 1,244,241 (December 31, 2014 - 589,892))(note 7(a))	(5,946)	(3,685)
Additional paid-in capital	26,664	19,866
Deficit	(123,358)	(117,402)
	177,380	189,579
Total liabilities and shareholders’ equity	$389,974	$456,581
Subsequent events (note 4 and 7(c))
See accompanying notes to interim consolidated financial statements.

NOA

Interim Consolidated Statements of Operations and
Comprehensive Loss
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenue	$64,405	$116,189	$149,481	$223,923
Project costs	31,037	52,182	62,984	87,353
Equipment costs	20,717	44,383	51,311	92,012
Depreciation	8,081	10,342	19,619	20,086
Gross profit	4,570	9,282	15,567	24,472
General and administrative expenses	5,168	10,177	13,579	21,068
(Gain) loss on disposal of plant and equipment	(38)	438	(25)	734
Gain on disposal of assets held for sale	(219)	(82)	(308)	(82)
Amortization of intangible assets	501	910	974	1,873
Operating (loss) income before the undernoted	(842)	(2,161)	1,347	879
Interest expense, net (note 6)	2,555	3,000	5,185	5,836
Foreign exchange (gain) loss	(21)	15	(64)	23
Loss on debt extinguishment	6	304	6	304
Loss before income taxes	(3,382)	(5,480)	(3,780)	(5,284)
Income tax (benefit) expense
Current	(1,208)	(83)	910	(83)
Deferred	1,970	(1,301)	(42)	(1,231)
Net loss and comprehensive loss	(4,144)	(4,096)	(4,648)	(3,970)
Per share information
Net loss - basic & diluted	$(0.13)	$(0.12)	$(0.14)	$(0.11)

Cash dividends per share (note 7(d))	$0.02	$0.02	$0.04	$0.04
See accompanying notes to interim consolidated financial statements.

2

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total
Balance at December 31, 2013	$290,517	$—	$14,750	$(113,432)	$191,835
Net loss	—	—	—	(3,970)	(3,970)
Exercised stock options	1,830	—	(661)	—	1,169
Exercised senior executive stock options	1,781	—	(721)	—	1,060
Stock-based compensation	—	—	1,700	—	1,700
Dividends	—	—	—	(1,404)	(1,404)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(1,675)	—	—	(1,675)
Balance at June 30, 2014	$294,128	$(1,675)	$15,068	$(118,806)	$188,715

Balance at December 31, 2014	$290,800	$(3,685)	$19,866	$(117,402)	$189,579
Net loss	—	—	—	(4,648)	(4,648)
Exercised options	137	—	(55)	—	82
Stock-based compensation	—	28	578	—	606
Dividends (note 7(d))	—	—	—	(1,308)	(1,308)
Share purchase program (note 7(c))	(10,917)	—	6,275	—	(4,642)
Purchase of treasury shares for settlement of certain equity classified stock-based compensation (note 7(a))	—	(2,289)	—	—	(2,289)
Balance at June 30, 2015	$280,020	$(5,946)	$26,664	$(123,358)	$177,380
See accompanying notes to interim consolidated financial statements.

3

NOA

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Cash provided by (used in):
Operating activities:
Net loss	$(4,144)	$(4,096)	$(4,648)	$(3,970)
Adjustments to reconcile to net cash from operating activities:
Depreciation	8,081	10,342	19,619	20,086
Amortization of intangible assets	501	910	974	1,873
Amortization of deferred financing costs (note 6)	268	599	502	846
Lease inducement paid on sublease	(38)	(1,200)	(107)	(1,200)
(Gain) loss on disposal of plant and equipment	(38)	438	(25)	734
Gain on disposal of assets held for sale	(219)	(82)	(308)	(82)
Loss on debt extinguishment	6	304	6	304
Stock-based compensation expense	116	2,263	351	5,893
Cash settlement of share based compensation	(985)	(2,796)	(1,253)	(2,796)
Other adjustments to cash from operating activities	23	12	45	(2)
Deferred income tax expense (benefit)	1,970	(1,301)	(42)	(1,231)
Net changes in non-cash working capital (note 8(b))	23,602	8,274	34,531	10,327
	29,143	13,667	49,645	30,782
Investing activities:
Purchase of plant and equipment	(3,681)	(14,686)	(13,529)	(17,349)
Additions to intangible assets	(82)	(239)	(525)	(491)
Proceeds on disposal of plant and equipment	15	636	101	653
Proceeds on disposal of assets held for sale	595	864	30,148	864
	(3,153)	(13,425)	16,195	(16,323)
Financing activities:
Repayment of credit facilities	—	—	(5,536)	—
Redemption of Series 1 Debentures	(1,261)	(10,304)	(1,261)	(10,304)
Proceeds from option exercised	—	1,594	83	2,229
Dividend payment (note 7(d))	(668)	(698)	(1,356)	(698)
Share purchase program (note 7(c))	(2,260)	—	(4,642)	—
Purchase of treasury shares for share unit settlement (note 7(a))	(1,103)	(1,675)	(2,289)	(1,675)
Repayment of capital lease obligations	(5,691)	(4,270)	(11,123)	(8,009)
	(10,983)	(15,353)	(26,124)	(18,457)
Increase (decrease) in cash	15,007	(15,111)	39,716	(3,998)
Cash, beginning of period	25,665	24,855	956	13,742
Cash, end of period	$40,672	$9,744	$40,672	$9,744
Supplemental cash flow information (note 8(a))
See accompanying notes to interim consolidated financial statements.

4

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1) Nature of operations
North American Energy Partners Inc. ("the Company") provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2) Basis of presentation
These unaudited interim consolidated financial statements are prepared in accordance with US GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements.
3) Recent accounting pronouncements
a) Accounting pronouncements recently adopted
i) Reporting discontinued operations
In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity. This accounting standard changes the requirements for reporting discontinued operations. The amendments in this ASU change the definition of what will be reported as a discontinued operation by limiting discontinued operations to disposals of components of an entity that will have a major effect on an entity's operations and financial results. This ASU is effective for disposals recorded on or after January 1, 2015. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.
b) Issued accounting pronouncements not yet adopted
i) Revenue from contracts with customers
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This accounting standard updates the revenue recognition guidance to require that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU provides specific steps that entities should apply to recognize revenue. This ASU will be effective commencing January 1, 2018. The Company has not yet selected a transition method and is currently assessing the impact the adoption of this standard will have on its consolidated financial statements and its ongoing financial reporting.
ii) Compensation - Stock Compensation
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This accounting standard update requires that performance targets affecting vesting of stock awards which could be achieved after the requisite service period be treated as a performance condition. Currently, US GAAP does not provide specific guidance regarding treatment of performance targets that could be achieved after the service period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

5

NOA

iii) Consolidation - Amendments to the Consolidation Analysis
In February 2015, the FASB issued ASU No. 2015-02, Consolidation - Amendments to the Consolidation Analysis (Subtopic 810). The amendments in the update provide a revised model to reevaluate the consolidation of a reporting entity's legal entities. Specifically, the amendments affect the following areas: 1) limited partnerships and similar legal entities; 2) evaluating fees paid to a decision maker or a service provider as a variable interest; 3) the effect of fee arrangements on the primary beneficiary determination; 4) the effect of related parties on the primary beneficiary determination; and 5) certain investment funds. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
iv) Interest - Imputation of Interest
In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30). The amendments in this update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. Amortization of the debt issuance costs are to be reported as interest expense. This ASU will be effective commencing January 1, 2016, with early adoption permitted for financial statements that have not been previously issued. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.
4) Long term debt

	June 30, 2015	December 31, 2014
Credit Facility (note 4(a))	$—	$5,536
Series 1 Debentures (note 4(b))	57,478	58,733
	$57,478	$64,269
a) Credit Facility
As of June 30, 2015, there was no drawdown (December 31, 2014 - $5.5 million) against the revolving facility under Tranche A of the First Amending Agreement to the Fifth Amended and Restated Credit Agreement (the "Previous Credit Facility") and there was $1.8 million (December 31, 2014 - $5.1 million) of issued and undrawn letters of credit under Tranche B of the Previous Credit Facility. The June 30, 2015 borrowing base, determined by the value of receivables and equipment, allowed for a maximum draw of $41.4 million between the two tranches. At June 30, 2015, the Company's unused borrowing availability under the revolving facility was $39.6 million (December 31, 2014 - $54.5 million). As at June 30, 2015, the Company was in compliance with the covenants of the Previous Credit Facility.
Subsequent to the period end, on July 8, 2015, the Company entered into the Sixth Amended and Restated Credit Agreement ("the Credit Facility") with the existing banking syndicate, replacing the Previous Credit Facility. The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.
The Credit Facility is composed of a $70.0 million revolving loan that will support borrowing and letters of credit and a $30.0 million term loan("Term Loan") to support the redemption of the Company's Series 1 Senior Unsecured Debentures. The Term Loan is to be fully drawn by August 14, 2015 and repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow. The Credit Facility provides pre-approval for the redemption of the Series 1 Debentures in an amount up to $40.0 million (the previous pre-approved amount was $20.0 million) and requires that the principal on the Series 1 Debentures be reduced to a maximum outstanding face value of $20.0 million by June 30, 2016.
The Credit Facility will provide an increased borrowing base, which is determined by the value of receivables, inventory, unbilled revenue and equipment. Under the terms of the amended agreement, the Senior Leverage Ratio is to be maintained at less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, meanwhile the Fixed Charge Ratio is to be maintained at a ratio greater than 1.0:1. The definition of the Senior Leverage Ratio remains unchanged in the Credit Facility while the Fixed Charge Ratio definition of "Fixed

6

Charges" has been updated to include the scheduled repayments and annual sweep pre-payment of the Term Loan.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s Total Debt to trailing 12-month Consolidated EBITDA ratio. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property.
b) Series 1 Debentures
The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
In April 2015, the Company repurchased a total of $1.3 million of principal amount of Series 1 Debentures in two separate market transactions. Of that amount $1.0 million was repurchased on April 6, 2015 at a price of $100.5 per $100 of face value and $0.3 million was repurchased on April 16, 2015 at par. At June 30, 2015, there was $57.5 million outstanding under the Series 1 Debentures.
Subsequent to period end, on July 8, 2015, the Company announced the decision to redeem $37.5 million of the Series 1 Debentures. Holders of record at the close of business on August 10, 2015 will have their Series 1 Debentures redeemed on a pro rata basis on August 14, 2015 for 101.52% of the principal amount, plus accrued and unpaid interest.
5) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments. The fair value of the Credit Facility approximates its carrying value as it is subject to floating market interest rates. During the three and six months ended June 30, 2015 and June 30, 2014, the Company did not record any fair value adjustments related to non-financial assets and liabilities measured at fair value on a nonrecurring basis.
Financial instruments with carrying amounts that differ from their fair values are as follows:

	June 30, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	$55,694	$55,110	$64,055	$58,951
Series 1 Debentures (ii)	57,478	57,622	58,733	58,733

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Series 1 Debentures is based upon the period end market price.

6) Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Interest on capital lease obligations	$794	$677	$1,668	$1,331
Amortization of deferred financing costs	268	599	502	846
Interest on Credit Facility	215	249	420	500
Interest on Series 1 Debentures	1,315	1,502	2,655	3,213
Interest on long term debt	$2,592	$3,027	$5,245	$5,890
Interest income	(37)	(27)	(60)	(54)
	$2,555	$3,000	$5,185	$5,836

7

NOA

7) Shares
a) Common shares
Issued and outstanding:
The Company is authorized to issue an unlimited number of voting and non-voting common shares.

	Common shares	Treasury shares	Common shares outstanding, net of treasury shares
Voting common shares
Number of common shares outstanding as at December 31, 2014	34,923,916	(589,892)	34,334,024
Issued upon exercise of stock options	30,080	—	30,080
Purchase of treasury shares for settlement of certain equity classified stock-based compensation	—	(659,874)	(659,874)
Transfers of common shares by the trust to settle stock-based compensation obligations	—	5,525	5,525
Retired through Share Purchase Program (note 7(c))	(1,271,195)	—	(1,271,195)
Issued and outstanding at June 30, 2015	33,682,801	(1,244,241)	32,438,560
On June 12, 2014, the Company entered into a trust fund agreement whereby the trustee will purchase and hold common shares, which were classified as treasury shares on our consolidated balance sheet, until such time that units issued under the equity classified RSU plan and PSU plan are to be settled. At June 30, 2015, 5,525 common shares have been issued out of the trust to settle stock-based compensation obligations.
b) Net loss per share

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Weighted average number of outstanding common shares (no dilutive effect)	32,910,509	34,811,415	33,255,965	34,924,232
For the both the three and six months ended June 30, 2015, there were 1,490,760 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (both the three and six months ended June 30, 2014 – 1,864,880 stock options).
c) Share purchase program
On December 18, 2014, the Company commenced purchasing and subsequently canceling 1,771,195 voting common shares (the "Purchase Program"), in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). Such voting common shares represented approximately 5% of the issued and outstanding voting common shares as of December 10, 2014. During the six months ended June 30, 2015, the Company purchased and subsequently cancelled 1,271,195 voting common shares resulting in a reduction of $10,917 to common shares and an increase to additional paid-in capital of $6,275. As at June 30, 2015, a total of 1,771,195 common shares have been purchased and subsequently cancelled in the normal course.
Subsequent to period end, on August 5, 2015, the Company announced that it intends to commence a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 voting common shares (the "NCIB"). The NCIB will commence on or about August 10, 2015 and will terminate no later than December 17, 2015.
d) Dividends
On June 8, 2015, the Company declared its second quarter 2015 dividend of $0.02 per share payable to shareholders of record as of June 30, 2015. At June 30, 2015, the dividend payable of $649 was included in accrued liabilities and was subsequently paid to shareholders on July 24, 2015.
On February 23, 2015, the Company declared its first quarter 2015 dividend of $0.02 per share totaling $668 which was paid on April 24, 2015 to shareholders of record as of March 31, 2015.

8

8) Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Cash paid during the period for:
Interest	$3,712	$4,351	$4,864	$5,262
Cash received during the period for:
Interest	68	28	91	55
Income taxes	—	88	—	88
Non-cash transactions:
Addition of plant and equipment by means of capital leases	—	24,045	2,762	28,032
Reclassification from plant and equipment to assets held for sale	(166)	(770)	(398)	(995)
Non-cash working capital exclusions:
Decrease in inventory resulting from reclassification to plant and equipment	(743)	—	(743)	—
Net increase (decrease) in accounts payable related to purchase of plant and equipment	252	(8,251)	(4,570)	(5,056)
Net decrease in accounts payable related to purchase of intangible assets	(101)	—	(344)	—
Net decrease in accounts payable related to change in estimated financing costs	—	—	—	(101)
Net (decrease) increase in accounts payable related to change in the lease inducement payable on the sublease	(38)	300	(107)	300
Net decrease in accrued liabilities related to the current portion of the deferred gain on sale leaseback	(8)	—	—	—
Net (decrease) increase in accrued liabilities related to current portion of RSU liability	(314)	(30)	(307)	655
Net decrease in accrued liabilities related to current portion of DSU liability	(72)	—	(83)	—
Net decrease in accrued liabilities related to the current portion of the senior executive stock options	(1)	—	(22)	—
Net (decrease) increase in accrued liabilities related to dividend payable	(19)	8	(48)	706
b) Net change in non-cash working capital

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Operating activities:
Accounts receivable	$23,320	$12,549	$39,708	$26,467
Unbilled revenue	3,578	(24,168)	18,795	(28,317)
Inventories	2,924	448	3,943	1,031
Prepaid expenses and deposits	(1,756)	(1,961)	(1,217)	(2,852)
Accounts payable	346	21,934	(26,176)	14,361
Accrued liabilities	(2,576)	(2,037)	(709)	(2,852)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(2,234)	1,509	187	2,489
	$23,602	$8,274	$34,531	$10,327
9) Customers
The following customers accounted for 10% or more of total revenues:

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Customer A	41%	11%	39%	12%
Customer B	26%	10%	31%	18%
Customer C	14%	30%	15%	33%
Customer D	4%	31%	—%	16%

9

NOA

10) Claims revenue
Due to the timing of receipt of signed change orders, the Company recognized claims revenue to the extent of costs incurred of $364 for both the three and six months ended June 30, 2015 (three and six months ended June 30, 2014 - $64 and $77, respectively).

10

NORTH AMERICAN ENERGY PARTNERS INC.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015

Management’s Discussion and Analysis
For the three and six months ended June 30, 2015
A. EXPLANATORY NOTES
August 5, 2015
The following Management’s Discussion and Analysis ("MD&A") is as of August 5, 2015 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three and six months ended June 30, 2015 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended December 31, 2014, together with our annual MD&A for the year ended December 31, 2014. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”.  Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks, assumptions and uncertainties related to such information.
NON-GAAP FINANCIAL MEASURES
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Consolidated EBITDA from Continuing Operations", "Piling Business EBITDA", and "Total Debt". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge ratio and a senior leverage ratio, which are calculated using Consolidated EBITDA from Continuing Operations, and also identifies limits to our annual capital spend and equipment financed through capital leases. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our Credit Facility. In addition, the Credit Facility's applicable pricing margin depends on the Total Debt to trailing 12-month Consolidated EBITDA from continuing operations ratio.

NOA

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.
Consolidated EBITDA from Continuing Operations
With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from "discontinued operations". We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. "Consolidated EBITDA from Continuing Operations" is defined as Consolidated EBITDA excluding results from discontinued operations.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", we may receive contingent proceeds based on certain annual and cumulative profitability thresholds being achieved from the use of the assets and liabilities over the three years subsequent to the sale. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we should receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
Total Debt
Total Debt is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility; (iii) Series 1 Senior Unsecured Debentures due 2017 (the "Series 1 Debentures"); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
Free cash flow
Free cash flow is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

B. SIGNIFICANT BUSINESS EVENTS
Credit Facility
On July 8, 2015 we entered into the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate replacing the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”). The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.
The Credit Facility is composed of a $70.0 million revolving loan (the "Revolver") that will support borrowing and letters of credit and a $30.0 million term loan (the "Term Loan") to support the redemption of our Series 1 Debentures. The Credit Facility provides pre-approval for the redemption of the Series 1 Debentures in an amount up to $40.0 million (the previous pre-approved amount was $20.0 million) and requires that the principal on the Series 1 Debentures be reduced to a maximum outstanding face value of $20.0 million by June 30, 2016.
The Term Loan is to be fully drawn by August 14, 2015 and repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow which is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments.
The Credit Facility is expected to provide an increased borrowing base, which is determined by the value of receivables, inventory, unbilled revenue and equipment. In comparison to our Previous Credit Facility, using the new Credit Facility borrowing base criteria that goes into effect during the third quarter, as of June 30, 2015 our maximum allowable draw would have been $94.3 million, an improvement of $52.8 million from the maximum allowable draw currently in effect.s
Under the terms and duration of the amended agreement, the Senior Leverage Ratio is to be maintained at a ratio of less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1, meanwhile the Fixed Charge Ratio is to be maintained at a ratio greater than 1.0:1. The definition of the Senior Leverage Ratio remains unchanged in the Credit Facility while the Fixed Charge Ratio definition of "Fixed Charges" has been updated to include the scheduled repayments and annual sweep pre-payment of the Term Loan. For a complete discussion of the Previous Credit Facility covenant definitions, see "Resources and Systems - Credit Facility" in our most recent annual MD&A for the year ended December 31, 2014.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio. The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
The Credit Facility provides a 125 basis point improvement to pricing on borrowed funds, where the Total Debt to trailing 12-month Consolidated EBITDA ratio is less than 2.25:1 (as opposed to pricing based on our issuer credit rating under the Previous Credit Facility) and a 45% reduction in standby fees on the undrawn portion of the Revolver capacity.
We believe that these improvements to our Credit Facility will complement our strengthened balance sheet and financial performance to support our efforts to weather the prevailing oil industry downturn.s
Redemption of debentures
On July 8, 2015, we announced the decision to redeem approximately $37.5 million of the Series 1 Debentures. Holders of record at the close of business on August 10, 2015 will have their Series 1 Debentures redeemed on a pro rata basis on August 14, 2015 for 101.52% of the principal amount, plus accrued and unpaid interest. The redemption will bring our outstanding Series 1 Debentures balance to $20.0 million.
With $30.0 million of the redemption being financed through the lower cost Credit Facility's Term Loan and the remainder being financed with available cash, we expect to realize $2.3 million in savings on our annual interest expense from this transaction.s
Normal course issuer bid
On August 5, 2015 we announced that we intend to commence a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 of our voting common shares (the "NCIB") which represents approximately 2.3% of the public float (as defined in the TSX Company Manual).

NOA

Under the previously announced US share purchase program, we purchased and subsequently cancelled an aggregate of 1,771,195 voting common shares, primarily through the facilities of the New York Stock Exchange at a volume weighted average price of US$2.91. Accordingly, as at July 31, 2015, we had 33,682,801 voting common shares issued and outstanding. Those shares purchased under the US share purchase program, when combined with the shares that may be purchased under the NCIB, would represent approximately 6.8% of the 33,682,801 issued and outstanding voting common shares, and 10% of the public float, as of July 31, 2015.
The NCIB will commence on or about August 10, 2015 and will terminate no later than December 17, 2015. All purchases of shares on the TSX will be made in compliance with TSX rules. The average daily trading volume of the voting common shares on the TSX for the six calendar months preceding August 1, 2015 was 45,935 voting common shares. In accordance with TSX rules and subject to the exemption for block purchases, a maximum daily repurchase of 25% of this average may be made, representing 11,483 voting common shares. The price per share will be based on the market price of such shares at the time of purchase in accordance with regulatory requirements.
We believe that the current market price of our shares does not fully reflect our underlying value. In our view, a repurchase and cancellation of shares would be an effective use of our cash resources and would be in our best interests and those of our shareholders. The repurchase would both increase liquidity for shareholders seeking to sell and provide an increase in the proportionate interests of shareholders wishing to maintain their positions.

C. FINANCIAL RESULTS
Summary of Consolidated Three Months Results

	Three months ended June 30,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$64,405	$116,189	$(51,784)
Project costs	31,037	52,182	(21,145)
Equipment costs	20,717	44,383	(23,666)
Depreciation	8,081	10,342	(2,261)
Gross profit	$4,570	$9,282	$(4,712)
Gross profit margin	7.1%	8.0%	(0.9)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	5,052	7,914	(2,862)
Stock based compensation expense	116	2,263	(2,147)
Operating loss	(842)	(2,161)	1,319
Interest expense	2,555	3,000	(445)
Net loss	(4,144)	(4,096)	(48)
Net loss margin	(6.4)%	(3.5)%	(2.9)%
EBITDA(1)	7,755	8,772	(1,017)
Consolidated EBITDA(1)	8,088	10,196	(2,108)
Consolidated EBITDA margin	12.6%	8.8%	3.8%

Per share information
Net loss - basic & diluted	$(0.13)	$(0.12)	$(0.01)

Cash dividends per share	$0.02	$0.02	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three months ended
	June 30,
(dollars in thousands)	2015	2014
Net loss	$(4,144)	$(4,096)
Adjustments:
Interest expense	2,555	3,000
Income tax expense (benefit)	762	(1,384)
Depreciation	8,081	10,342
Amortization of intangible assets	501	910
EBITDA	7,755	8,772
Adjustments:
(Gain) loss on disposal of plant and equipment	(38)	438
Gain on disposal of assets held for sale	(219)	(82)
Equity classified stock-based compensation expense	584	764
Loss on debt extinguishment	6	304
Consolidated EBITDA	$8,088	$10,196
Analysis of Consolidated Three Month Results
Revenue
For the three months ended June 30, 2015, revenue was $64.4 million, down from $116.2 million in the same period last year. The lower revenue in the current quarter was a result of the completion of mine development and mechanically stabilized earth ("MSE") wall construction activities at the Fort Hills mine and the suspension of mine development activities at the Joslyn mine in the latter half of last year, which could not be fully replaced by the award of an overburden removal project at the Steepbank mine, site development activity from a new project secured at the Kearl mine and haul road construction performed as part of our return to the Aurora mine. Also, contributing to the lower revenue in the quarter was the assumption of reimbursable equipment ownership and maintenance costs by the customer on the Horizon mine overburden removal contract, as anticipated due to the expiration of the long-term contract on June 30, 2015.

NOA

Gross profit
For the three months ended June 30, 2015, gross profit was $4.6 million, or 7.1% of revenue, down from $9.3 million, or 8.0% of revenue, in the same period last year. Normalizing the prior year gross profit to exclude the previously mentioned suspension of activity at the Joslyn mine and the lost profit contribution from the reimbursable equipment costs assumed by the customer at the Horizon mine, we generated gross profit that was equivalent to last year and gross profit margin that was 2.0% stronger than last year. This year's comparable results during spring break-up season benefitted from lower project costs with a reduction in equipment rental costs and lower sub-contractor costs.
For the three months ended June 30, 2015, equipment cost dropped by $23.7 million compared to the prior year. The lower costs included a significant reduction in operating lease expense in the current quarter ($0.1 million, down from $4.4 million in the same period last year). The aforementioned changes to the reimbursable cost structure on the Horizon mine overburden removal contract accounted for a significant portion of this reduction.
For the three months ended June 30, 2015, depreciation was $8.1 million, down from $10.3 million in the same period last year. Current quarter depreciation included a $0.8 million write-down of assets held for sale, compared to $1.9 million in write-downs in the prior year.
Operating loss
For the three months ended June 30, 2015, we recorded an operating loss of $0.8 million, an improvement from a $2.2 million operating loss recorded for the same period last year. G&A expense, excluding stock-based compensation, was $5.1 million for the quarter, down from $7.9 million for the same period last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past nine months.
Stock-based compensation expense decreased $2.1 million compared to the prior year, primarily as a result of the decrease in the share price during the quarter and its effect on the liability classified stock-based compensation cost.
Net loss
For the three months ended June 30, 2015, we recorded a $4.1 million net loss (basic and diluted loss per share of $0.13), equivalent to the $4.1 million net loss (basic and diluted loss per share of $0.12) recorded for the same period last year. Net income tax expense in the current period is higher than the previous year's net income tax benefit as a result of an increase in the statutory tax rate and the reversal of temporary timing differences in the current period. The higher basic and diluted loss per share in the current period is a result of the reduction in issued and outstanding common shares (33,682,801 outstanding voting common shares as at June 30, 2015 compared to 35,305,236 outstanding voting common shares as at June 30, 2014). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

Summary of Consolidated Six Month Results

	Six months ended June 30,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$149,481	$223,923	$(74,442)
Project costs	62,984	87,353	(24,369)
Equipment costs	51,311	92,012	(40,701)
Depreciation	19,619	20,086	(467)
Gross profit	$15,567	$24,472	$(8,905)
Gross profit margin	10.4%	10.9%	(0.5)%
Select financial information:
General and administrative expenses (excluding stock based compensation)	13,228	15,175	(1,947)
Stock based compensation expense	351	5,893	(5,542)
Operating income	1,347	879	468
Interest expense	5,185	5,836	(651)
Net loss	(4,648)	(3,970)	(678)
Net loss margin	(3.1)%	(1.8)%	(1.3)%
EBITDA(1)	21,998	22,511	(2,532)
Consolidated EBITDA(1)	22,890	25,422	(2,532)
Consolidated EBITDA margin	15.3%	11.4%	3.9%

Per share information
Net loss - basic & diluted	$(0.14)	$(0.11)	$(0.03)

Cash dividends per share	$0.04	$0.04	$0.00

(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Six months ended
	June 30,
(dollars in thousands)	2015	2014
Net loss	$(4,648)	$(3,970)
Adjustments:
Interest expense	5,185	5,836
Income tax expense (benefit)	868	(1,314)
Depreciation	19,619	20,086
Amortization of intangible assets	974	1,873
EBITDA	21,998	22,511
Adjustments:
(Gain) loss on disposal of plant and equipment	(25)	734
Gain on disposal of assets held for sale	(308)	(82)
Equity classified stock-based compensation expense	863	1,955
Loss on debt extinguishment	6	304
Equity in loss of unconsolidated joint venture	356	—
Consolidated EBITDA	$22,890	$25,422
Analysis of Consolidated Six Month Results
Revenue
For the six months ended June 30, 2015, revenue was $149.5 million, down from $223.9 million in the same period last year. Unrelated to the current lower oil price, at the start of this year as a result of a long standing contract, the owner of the Horizon mine bought out the balance of the contract equipment fleet and assumed responsibility for maintenance activities for overburden removal. A significant portion of the decrease in revenue for the current period was the result of the reduced costs of reimbursable ownership and maintenance costs on the Horizon mine overburden removal contract coupled with the shutdown of the Joslyn mine development project in the latter half of last year. Normalizing results to exclude these two events, revenue in the first half of the year was $22.9 million lower than prior year primarily due to less project activity in the current second quarter. Strong summer overburden removal activity at Suncor and six months of activity on a new Kearl mine site development project awarded at the end of last year could not fully replace the prior year second quarter ramp-up of mine development and MSE wall construction projects at the Fort Hills mine, which were completed near the end of last year. Strong mine support activity at the Kearl mine along with mine support work at both the Base Plant and Millennium mines helped offset

NOA

lower muskeg removal volumes and reduced project work at the Horizon mine, lower equipment rental revenue at the Base Plant mine and a slowdown of activity at the end of the first quarter due to an early start to the spring breakup season.
Gross profit
For the six months ended June 30, 2015, gross profit was $15.6 million, or 10.4% of revenue, down from $24.5 million, or 10.9% of revenue in the same period last year. Normalizing the prior year gross profit to exclude the previously mentioned suspension of activity at the Joslyn mine and the lost profit contribution from the reimbursable equipment costs assumed by the customer at the Horizon mine, we generated gross margin that was slightly stronger compared to the normalized prior period. Current year results benefitted from a strong program of winter work in the first quarter along with contributions from our site development, mine support and summer overburden activities which helped to mitigate the impact of lower volumes in the period. Contributing to current year profitability was a lower demand for rental equipment and less reliance on sub-contractors to support activities in the period.
For the six months ended June 30, 2015, equipment cost dropped by $40.7 million compared to the prior year. The lower costs included a significant reduction in operating lease expense in the current period ($0.6 million, down from $8.6 million in the same period last year). The aforementioned changes to the reimbursable cost structure on the Horizon mine overburden removal contract accounted for a significant portion of this reduction and caused an erosion of gross profit due to the corresponding loss of related margin on this contract.
For the six months ended June 30, 2015, depreciation was $19.6 million, down from $20.1 million in the same period last year. Excluding prior year depreciation related to Horizon mine ownership costs, depreciation was higher in the current period, primarily as a result of a larger mix of heavy equipment used to support the winter works program. Current period depreciation included a $1.7 million write-down of assets held for sale, compared to $2.5 million in write-downs in the prior year.
Operating income
For the six months ended June 30, 2015, we recorded operating income of $1.3 million, compared to a $0.9 million recorded in the same period last year. G&A expense, excluding stock-based compensation, was $13.2 million, down from $15.2 million last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past nine months, partially offset by $1.4 million of restructuring charges recorded in the first quarter.
Stock-based compensation cost decreased $5.5 million compared to the prior year with $4.5 million of the reduction driven by lower liability classified stock-based compensation cost as a result of the implementation of equity classified awards in the prior year along with the decrease in the share price during the current period and its effect on the value of the liability. The decrease in equity classified stock-based compensation cost is due to a restructuring and alignment of annual stock-based compensation program grant dates, implemented earlier in the current year and late in the prior year. The new program grant dates will be reflected annually in the third quarter results.
Net loss
For the six months ended June 30, 2015, we recorded a $4.6 million net loss (basic and diluted loss per share of $0.14), compared to a $4.0 million net loss (basic and diluted loss per share of $0.11) recorded for the same period last year. Net income tax expense in the current period is higher than the previous year's net income tax benefit as a result of the increase in the statutory tax rate, the reversal of temporary timing differences in the current period along with the sale of contract equipment fleet to Canadian Natural1 in the first quarter. Basic and diluted loss per share in the current period was partially affected by the aforementioned changes in our capital structure.

1 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

Non-Operating Income and Expense

	Three months ended			Six months ended
	June 30,			June 30,
(dollars in thousands)	2015	2014	Change	2015	2014	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$1,315	$1,502	$(187)	$2,655	$3,213	$(558)
Interest on Credit Facility	215	249	(34)	420	500	(80)
Interest on capital lease obligations	794	677	117	1,668	1,331	337
Amortization of deferred financing costs	268	599	(331)	502	846	(344)
Interest on long term debt	$2,592	$3,027	$(435)	$5,245	$5,890	$(645)
Interest expense (income)	(37)	(27)	(10)	(60)	(54)	(6)
Total interest expense	$2,555	$3,000	$(445)	$5,185	$5,836	$(651)
Foreign exchange (gain) loss	(21)	15	(36)	(64)	23	(87)
Income tax expense (benefit)	762	(1,384)	2,146	868	(1,314)	2,182
Interest expense
Total interest expense was $2.6 million during the three months ended June 30, 2015, down from $3.0 million in the prior year. During the six months ended June 30, 2015, total interest expense was $5.2 million, down from $5.8 million in the prior year.
Interest on our Series 1 Debentures dropped to $1.3 million and $2.7 million, respectively during the three and six months ended June 30, 2015 from $1.5 million and $3.2 million in the corresponding period last year as a result of the redemption of $16.3 million of Series 1 Debentures in the prior year.
Interest on our Credit Facility of $0.2 million for the three months ended June 30, 2015 was comparable to interest expense in the prior year. The current six month interest expense on our Previous Credit Facility dropped to $0.4 million from $0.5 million in the same period last year, as a result of a reduction in the interest rate on our Previous Credit Facility and reduced borrowing in the current period.
Interest on capital lease obligations of $0.8 million and $1.7 million in the three and six months ended June 30, 2015, respectively, was higher than such interest incurred in the prior year periods as a result of an increase in assets under capital lease in the middle of the prior year. For a discussion on the increase in assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash" in this MD&A.
Foreign exchange (gain) loss
The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment parts. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risk”.
Income tax
For the three months ended June 30, 2015, we recorded a current income tax benefit of $1.2 million and a deferred income tax expense of $2.0 million, providing a net income tax expense of $0.8 million. This compares to a combined income tax benefit of $1.4 million recorded for the same period last year. The recent corporate tax rate increase in Alberta for current and future periods that was enacted in the quarter drove the increase in the deferred income tax expense. The estimated impact of the corporate tax rate increases on deferred tax expense for the three months ended June 30, 2015 was $2.0 million.
For the six months ended June 30, 2015, we recorded a current income tax expense of $0.9 million and no deferred income tax expense, providing a net income tax expense of $0.9 million. This compares to a combined income tax benefit of $1.3 million recorded for the same period last year. The aforementioned sale of contract equipment fleet to Canadian Natural in the first quarter drove the increase in current income tax expense. Income tax as a percentage of taxable income for the six months ended June 30, 2015 differs from the statutory rate of 26.00% primarily to due permanent differences resulting from stock-based compensation, the estimated impact of the corporate tax rate increase in the province of Alberta, and book to filing differences.

NOA

Income tax as a percentage of taxable income for the three and six months ended June 30, 2015 differs from the statutory rate of 26.00% primarily due to permanent tax differences resulting from stock-based compensation expense and tax adjustments.
Income tax as a percentage of taxable income for the three and six months ended June 30, 2014 differs from the statutory rate of 25.26% primarily due to permanent differences resulting from equity settled stock-based compensation expense and book to filing differences.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	claims and change orders;

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments; and

•	the level of borrowing under our Series 1 Debentures and Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.
The table below summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013
Revenue	$64.4	$85.1	$113.2	$134.7	$116.2	$107.7	$108.9	$116.2
Gross profit	4.6	11.0	10.1	16.8	9.3	15.2	16.8	11.6
Operating (loss) income	(0.8)	2.2	1.0	9.7	(2.2)	3.0	5.6	0.6
Net (loss) income from continuing operations	(4.1)	(0.5)	(1.5)	4.8	(4.1)	0.1	5.5	(8.7)
Net (loss) income per share - basic(i)	$(0.13)	$(0.01)	$(0.04)	$0.14	$(0.12)	$0.00	$0.15	$(0.24)
Net (loss) income per share - diluted(i)	$(0.13)	$(0.01)	$(0.04)	$0.13	$(0.12)	$0.00	$0.15	$(0.24)

Cash dividend per share (ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.00	$0.00

i)
Net (loss) income per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

ii)
On February 19, 2014, we announced that as part of the Company's long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy whereby, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis. s

For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the year ended December 31, 2014.
Claims and Change Orders
For the both the three and six months ended June 30, 2015, due to the timing of receipt of signed change orders we had approximately $0.4 million in claims revenue recognized to the extent of costs incurred.
As at June 30, 2015, we had $0.4 million of unresolved claims and change orders recorded on our balance sheet. This compares to $3.1 million of unresolved claims and change orders recorded on our balance sheet for the year ended December 31, 2014. We are working with our customers in accordance with the terms of our contracts to come to resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.

For a full discussion on Claims and Change Orders see "Financial Results - Claims and Change Orders" in our most recent MD&A for the year ended December 31, 2014.
Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser"). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.
As part of the sale we may receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed annual and cumulative Piling Business EBITDA targets over the three years subsequent to the sale. We have retained the right to verify the Piling Business EBITDA reported by the Purchaser during the period for which the contingent proceeds are being calculated.
The Keller Group advised us that it had not met the threshold for First Year Piling Business EBITDA that would have resulted in a payout of deferred consideration in 2014. We exercised our right to verify the 2014 Piling Business EBITDA reported by the Purchaser and following our review agreed with the Purchaser to postpone finalizing the 2014 determination until the 2015 determination was received.
The remaining contingent proceeds will be recognized if and when the Piling Business EBITDA targets are achieved. In the event that the Piling business did not achieve its 2014 target, we still have the potential to realize a portion of the contingent proceeds in 2015 related to the Second Year Piling Business EBITDA, up to $27.5 million.
For a full discussion on the Piling sale and the contingent proceeds Piling Business EBITDA targets see "Financial Results - Contingent Proceeds" in our recent annual MD&A for the year ended December 31, 2014.
D. OUTLOOK
Several previous deep cyclical downturns in the oil industry have had fairly swift ‘v’ shaped recoveries. We are not certain that the same will necessarily be the case in this downturn. Although this downturn started abruptly, from the outset it has appeared that the downturn may persist for an extended period. Recent wide fluctuations in the oil price appear to indicate that the industry will experience a multi ‘w’ shaped recovery over an extended period. Industry estimates of how long the extended period will last vary widely, from six months to several years.
We have experienced a dramatic change in the political landscape of Alberta, where the newly elected government has already announced an increase in provincial corporate tax and an intention to review royalties paid by Alberta’s oil and gas industry. This has layered on additional uncertainty to an already very uncertain situation for our customers and caused them further pause in their consideration of spending plans.
We expect our oil sands customers to continue to grow their production in the second half in order to dilute operating costs per barrel. While it is unlikely that there will be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating two or three mines as they were originally conceived. Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for us to address. Our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from this likely trend.s
For the rest of 2015, we must temper our outlook in the expected extended low oil price environment. It is usual for customers to pause or freeze spending at the start of downturns. This time that pause is also extended for seasonal construction work that has some degree of timing and volume discretion to it. Deferrals and cancellations appear to be the order of the day for some new construction work that we anticipated to address this summer. Therefore, our efforts will be focused on reasonable levels of recurring mine services work; the construction project won at Kearl last year; and some smaller projects we have recently won elsewhere. Thus, we may not get a seasonal pick up in EBITDA this year and although considerable uncertainty prevails, our second half EBITDA performance may approximate to that achieved in the first half.s
Outside of the oil sands, we are pleased to be working on a bid for the main civil package at the Site C hydroelectric dam project in northeastern British Columbia. We are also looking at other revenue diversification opportunities in Western Canada, outside of the oil sands, which include large roadbuilding and infrastructure projects and the potential of one or two liquefied natural gas (“LNG”) projects launching over the medium term. We have already

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assisted with feasibility studies, budgetary estimates and pre-engineering for some of these LNG opportunities and anticipate an initial site access earthworks project being released for tender in the coming year.s
Our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger balance sheet and improved operating cost structure will, we believe, provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.s
In summary, we continue to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow, our share of available work. Our clear objective for 2015 is to demonstrate resilience of free cash flow in a very challenging operating environment.s
E. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see “Laws and Regulations and Environmental Matters—Legal and Labour Matters” in our most recent annual information form ("AIF") for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2015, we had approximately 162 salaried employees and approximately 930 hourly employees in our operations. Out of the 930 hourly employees, approximately 775 employees are union members and work under collective bargaining agreements.  Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations typically ranges in size from 1,000 employees to approximately 1,600 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955.  A new 5-year collective agreement has been ratified which ensures labour stability through to 2020. Other collective agreements in effect include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA"). The parties have agreed to extend the term of the current agreement while negotiations continue. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., the term of which expires in 2017. The Acheson shop employs 34 employees.
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s
F. RESOURCES AND SYSTEMS
SUMMARY OF CONSOLIDATED CASH FLOW

	Three months ended			Six months ended
	June 30,			June 30,
(dollars in thousands)	2015	2014	Change	2015	2014	Change
Cash provided by operating activities	$29,143	$13,667	$15,476	$49,645	$30,782	$18,863
Cash (used in) provided by investing activities	(3,153)	(13,425)	10,272	16,195	(16,323)	32,518
Cash used in financing activities	(10,983)	(15,353)	4,370	(26,124)	(18,457)	(7,667)
Net increase (decrease) in cash	$15,007	$(15,111)	$30,118	$39,716	$(3,998)	$43,714

Operating activities
Net change in non-cash working capital in operating activities

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Operating activities:
Accounts receivable	$23,320	$12,549	$39,708	$26,467
Unbilled revenue	3,578	(24,168)	18,795	(28,317)
Inventories	2,924	448	3,943	1,031
Prepaid expenses and deposits	(1,756)	(1,961)	(1,217)	(2,852)
Accounts payable	346	21,934	(26,176)	14,361
Accrued liabilities	(2,576)	(2,037)	(709)	(2,852)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(2,234)	1,509	187	2,489
	$23,602	$8,274	$34,531	$10,327
Cash provided by operating activities for the three months ended June 30, 2015 was $29.1 million, compared to generated cash of $13.7 million for the three months ended June 30, 2014. The increased cash flow in the current period is primarily a result of a $23.6 million contribution from the decrease of working capital, driven by the completion of final project billings and settlement of holdbacks for completed projects, compared to an $8.3 million contribution from the reduction in working capital last year.
Cash provided by operating activities for the six months ended June 30, 2015, was $49.6 million, compared to $30.8 million for the six months ended June 30, 2014. The increased cash flow in the current period is largely a result of $34.5 million contribution from the decrease of working capital, driven by the completion of final project billings and settlement of holdbacks for completed projects along with the settlement of the Canadian Natural contract equipment sale. The prior year period cash from operations benefited from $10.3 million cash contribution from the reduction in working capital driven by improved customer collections on existing projects, partially offset by an increase in working capital from the ramp up of multiple new projects at the Fort Hills mine.
Investing activities
Cash used in investing activities for the three months ended June 30, 2015 was $3.2 million, compared to $13.4 million for the three months ended June 30, 2014. Current period investing activities included $3.8 million for the purchase of plant and equipment and intangible assets, partially offset by $0.6 million cash received for proceeds on the disposal of plant and equipment and assets held for sale. Prior year investing activities of $13.4 million included $14.9 million for the purchase of plant and equipment and intangible assets, offset by $1.5 million cash received for the proceeds on the disposal of plant and equipment and assets held for sale.
Cash provided by investing activities for the six months ended June 30, 2015 was $16.2 million, compared to $16.3 million in cash used for the six months ended June 30, 2014. Current period investing activities included cash inflow of $30.1 million in proceeds on the disposal of plant and equipment and assets held for sale which was primarily related to the Canadian Natural contract fleet sale. This was partially offset by $14.1 million of plant, equipment and intangible asset purchases which included $4.9 million for the settlement of fourth quarter 2014 plant, equipment and intangible asset purchases and the buyout of $2.3 million of operating leases. Prior year investing activities was primarily for the purchase of plant, equipment and intangible assets partially offset by the proceeds on the disposal of plant and equipment and assets held for sale.
Financing activities
Cash used in financing activities during the three months ended June 30, 2015 was $11.0 million driven by $5.7 million in capital lease obligation repayments, $2.3 million for the purchase and subsequent cancellation of common shares, $1.3 million for the repurchase of Series 1 Debentures and $1.1 million for treasury share purchases. Cash used in financing activities for the three months ended June 30, 2014 was $15.4 million, primarily resulting from a $10.3 million payment for the repurchase of Series 1 Debentures and $1.7 million of treasury share purchases. Cash used in dividend payments were comparable between the two periods.
Cash used in financing activities during the six months ended June 30, 2015 was $26.1 million driven by $5.5 million of Previous Credit Facility repayments, $11.1 million in capital lease obligation repayments, $4.6 million for

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the purchase and subsequent cancellation of common shares, $2.3 million of treasury share purchases and $1.3 million for the repurchase of Series 1 Debentures. Cash used in financing activities for the six months ended June 30, 2014 was $18.5 million, driven by $8.0 million in capital lease obligation repayments and the aforementioned Series 1 Debenture and treasury purchase activity in the second quarter of last year. Cash used in the current period for dividend payments was $0.7 million higher than the prior year, reflecting the early 2014 implementation of the new dividend policy.
LIQUIDITY
As at June 30, 2015, we had $40.7 million in cash and cash equivalents, $60.0 million unused borrowing availability on the revolving facility under Tranche A of the Previous Credit Facility. However, the June 30, 2015 borrowing base defined by the Previous Credit Facility only allowed for a maximum draw of $41.4 million between the two tranches of the facility, resulting in available and unused borrowings being reduced to $39.6 million. As at June 30, 2015, our total liquidity (defined as cash plus available and unused borrowings under the Previous Credit Facility) was $80.3 million.
Summary of Consolidated Financial Position

	June 30, 2015	December 31, 2014	Change
Cash	$40,672	$956	$39,716
Current working capital assets
Accounts receivable	$26,795	$66,503	$(39,708)
Unbilled revenue	24,827	43,622	(18,795)
Inventories	2,763	7,449	(4,686)
Prepaid expenses and deposits	3,530	2,253	1,277
Assets held for sale	147	29,589	(29,442)
Current working capital liabilities
Accounts payable	26,892	58,089	(31,197)
Accrued liabilities	13,828	14,997	(1,169)
Billings in excess of costs	187	—	187
Total net current working capital (excluding cash)	$17,155	$76,330	$(59,175)
Intangible assets	3,592	4,385	(793)
Plant and equipment	253,217	260,898	(7,681)
Total assets	389,974	456,581	(66,607)
Capital lease obligations (including current portion)	55,694	64,055	(8,361)
Credit Facility	—	5,536	(5,536)
Series 1 debentures	57,478	58,733	(1,255)
Total Debt*	113,172	128,324	(15,152)
Total long term financial liabilities ‡	94,153	108,512	(14,359)
* See "Non-GAAP Financial Measures".

‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

At June 30, 2015, we had $0.1 million in trade receivables that were more than 30 days past due compared to $1.3 million as at December 31, 2014. At June 30, 2015 and at December 31, 2014, we did not have an allowance for doubtful accounts related to our trade receivables. We continue to monitor the credit worthiness of our customers.
Current working capital fluctuations effect on liquidity
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As at June 30, 2015, we had $0.4 million of unresolved claims and change orders recorded on our balance sheet ($3.1 million as at December 31, 2014). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from high accounts receivable and unbilled revenue balances at the start of such projects.

Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at June 30, 2015, holdbacks totaled $0.4 million, down from $10.7 million as at December 31, 2014. Holdbacks represented 1.4% of our total accounts receivable as at June 30, 2015 (16.2% as at December 31, 2014). The current year decrease in holdbacks represents the collection of holdbacks related to construction services projects that wrapped up in the fall of 2014.
CAPITAL RESOURCES AND USE OF CASH
Our capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, borrowings under our Credit Facility and financing through our operating and capital equipment lease facilities.
Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends.
We believe that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital and debt servicing requirements through existing cash balances, cash provided by operating activities for the remainder of this year and borrowings under our Credit Facility.s
Cash used for net sustaining capital expenditures for the three and six months ended June 30, 2015 was $3.3 million and $8.2 million, respectively ($5.2 million and $9.9 million, respectively for the same periods in 2014). The net sustaining capital expenditures amount excludes cash used or received for proceeds from the sale of contract-specific assets to Canadian Natural, proceeds on the buyout and sale of equipment financed through operating leases and changes in non-cash working capital related to investing activities. We did not use cash in either period this year for growth capital expenditures ($0.5 million and $1.4 million cash used, respectively for the same periods last year).
In order to maintain a balance of owned and leased equipment, we financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. Our sustaining capital additions financed through capital leases during the three and six months ended June 30, 2015 were $nil and $2.8 million, respectively which is primarily related to new unit additions (three and six months ended June 30, 2014 - $24.0 million and $28.0 million, respectively).
For 2015, we intend to limit our capital expenditures to $20.0 million to $30.0 million, primarily related to essential capital maintenance and equipment replacement requirements. We intend to continue leveraging our capital lease facilities to limit the amount of cash used for equipment replacement requirements.s
For a complete discussion on our capital expenditures, please see "Resources and Systems - Liquidity" in our most recent annual MD&A for the year ended December 31, 2014.

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Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as at June 30, 2015.

	Payments due by year ending December 31,
(dollars in thousands)	Total	2015	2016	2017	2018	2019 and after
Series 1 Debentures	$57,478	$—	$—	57,478	$—	$—
Revolving facility	—	—	—	—	—	—
Capital leases (including interest)	60,009	13,202	22,029	12,542	10,436	1,800
Equipment and building operating leases	29,500	2,262	3,984	3,884	4,013	15,357
Supplier contracts	8,552	1,366	3,593	3,593	—	—
Total contractual obligations	$155,539	$16,830	$29,606	$77,497	$14,449	$17,157
Our total contractual obligations of $155.5 million, as at June 30, 2015, have decreased from $176.1 million as at December 31, 2014. For a full discussion on the revolving facility see "Credit Facility", below and for a discussion on Series 1 Debentures see "Securities and Agreements", below.
We have no off-balance sheet arrangements.
We pay regular quarterly dividends of $0.02 per share on common shares during the year. On June 8, 2015, we declared a second quarter 2015 dividend of $0.02 per share totaling $649. At June 30, 2015, the dividend payable was included in accrued liabilities and was subsequently paid on July 24, 2015.
We entered into a trust agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under our equity classified RSU and PSU long-term incentive plans are to be settled. From time to time, we provide funding to the trustee to acquire these shares to meet our incentive plan commitments.
On August 5, 2015 we announced that we intend to commence a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 of our voting common shares (the "NCIB") which represents 2.3% of the public float (as defined in the TSX Company Manual). Under the previously announced US share purchase program, we purchased and subsequently cancelled an aggregate of 1,771,195 voting common shares, primarily through the facilities of the New York Stock Exchange.
For a complete discussions on the trust fund share purchases and US share purchase program, see "Securities and Agreements" in this MD&A. For a complete discussion on our TSX normal course issuer bid see "Significant Business Events" in this MD&A.
Our current cash position, projected cash flow from operating activities, along with existing availability under both our leasing facilities and Credit Facility are expected to be greater than our anticipated capital expenditures requirements, dividend payments, debt redemptions, securities purchases and the contractual maturities of our financial liabilities, as at June 30, 2015.s
Credit Facility
On July 8, 2015 we signed a three year Credit Facility with our existing banking syndicate which amended and restated the Previous Credit Facility.
For a complete discussion see "Significant Business Events - Credit Facility", in this MD&A.
Borrowing activity under the Previous Credit Facility
Our Previous Credit Facility, which was still in effect as of June 30, 2015, included:

•	Borrowing of up to $85.0 million, contingent upon the value of the borrowing base, broken into two tranches:

◦	Tranche A, which supported up to $60.0 million in both borrowing under a revolving facility, to finance our working capital requirements and letters of credit; and

▪	At June 30, 2015 we had no borrowings on our revolving facility under Tranche A (December 31, 2014 - $5.5 million).

▪
During the three months ended June 30, 2015 we had no letter of credit borrowing activity under Tranche A and at both June 30, 2015 and December 31, 2014, we had no letters of credit issued under Tranche A.

◦	Tranche B, which allowed up to $25.0 million in letters of credit.

◦
There were $1.8 million of issued and undrawn letters of credit under the $25.0 million Tranche B (December 31, 2014 - $5.1 million) to support performance guarantees associated with customer contracts.

◦
One of our major long-term contracts allowed the customer to require that we provide up to $15.0 million in letters of credit. This contract expired on June 30, 2015 and we had no letters of credit outstanding in connection with this contract.

The June 30, 2015 borrowing base allowed for a maximum draw of $41.4 million between the two tranches of our Previous Credit Facility. At June 30, 2015, our unused borrowing availability on the revolving facility under Tranche A was $39.6 million (December 31, 2014 - $54.5 million). As at June 30, 2015, we were in compliance with the covenants of the Previous Credit Facility.
For a complete discussion on our Previous Credit Facility, including covenants, calculation of the borrowing base, the pricing margin schedule, allowable capital lease debt and our credit rating, see "Resources and Systems - Credit Facility" and "Resources and Systems - Debt Ratings" in our most recent annual MD&A for the year ended December 31, 2014.
Securities and Agreements
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Effective December 18, 2014, we commenced a normal course issuer bid for the purchase and cancellation of 1,771,195 outstanding voting common shares in the United States primarily through the facilities of the New York Stock Exchange ("NYSE"). During the three and six months ended June 30, 2015, we purchased and subsequently cancelled 651,195 and 1,271,195, respectively voting common shares. The voting common shares purchased in the United States since the inception of the US purchase program were at a volume weighted average price of US$2.91 per share.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On August 5, 2015 we announced that we intend to commence a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange ("TSX"), to purchase up to 532,520 of our voting common shares which represents 2.3% of the public float (as defined in the TSX Company Manual). For a complete discussion on the TSX normal course issuer bid see "Significant Business Events" in this MD&A.
On June 12, 2014, we entered into a trust agreement whereby the trustee will purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at July 31, 2015, there were 33,682,801 voting common shares outstanding, which included 1,248,579 common shares held by the trust and classified as treasury shares on our consolidated balance sheet (33,682,801 common shares, including 1,244,241 common shares classified as treasury shares at June 30, 2015). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at June 30, 2015, there were an aggregate of 1,490,760 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,490,760 common voting shares.

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For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our annual AIF for the year ended December 31, 2014.
9.125% Series 1 Debentures
We repurchased $1.0 million face value of our Series 1 Debentures on April 6, 2015 (at $100.50 per $100 of face value) and $0.3 million face value of our Series 1 Debentures on April 16, 2015 (at par).
On July 8, 2015, we announced the decision to redeem $37.5 million of the Series 1 Debentures. Holders of record at the close of business on August 10, 2015 will have their Series 1 Debentures redeemed on a pro rata basis on August 14, 2015 for 101.52% of the principal amount, plus accrued and unpaid interest. The redemption will bring our outstanding Series 1 Debentures balance to $20.0 million.
For a full discussion on our Series 1 Debentures please see “Description of Securities and Agreements - 9.125% Series 1 Debentures” in our annual AIF for the year ended December 31, 2014.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance, to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of June 30, 2015 such disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
There have been no changes to our internal controls over financial reporting (“ICFR”) for the three and six months ended June 30, 2015 that have materially affected, or are reasonably likely to affect, our ICFR.
Accounting Pronouncements
Recently adopted

•	Reporting Discontinued Operations

◦
We adopted this Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity effective commencing January 1, 2015. The adoption of this standard did not have a material impact on our consolidated financial statements.

Not Yet Adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU will be effective commencing January 1, 2018. We are currently assessing the effect the adoption of this standard will have on our consolidated financial statements.

•	Compensation - Stock Compensation

◦
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Consolidation - Amendments to the Consolidation Analysis

◦
In February 2015, the FASB issued ASU No. 2015-02, Consolidation - Amendments to the Consolidation Analysis (Subtopic 810). This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Interest - Imputation of Interest

◦
In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30). This ASU will be effective commencing January 1, 2016, with early adoption permitted for financial statements that have not been previously issued. The adoption of this standard is not expected to have a material effect on the Company's consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Consolidated Financial Statements for the three and six months ended June 30, 2015 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2014.
G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•
The expectation that the value of our receivables, inventory, unbilled revenue and equipment will result in an increased borrowing base under our amended Credit Facility as compared to our Previous Credit Facility.

•	The belief that the improvements to our Credit Facility will complement our strengthened balance sheet and financial performance to support our efforts to weather the prevailing oil industry downturn.

•
The expectation that the redemption of $37.5 million of Series 1 Debentures that is being financed through the Credit Facility's Term loan and available cash will realize $2.3 million in savings on our annual interest expense.

•	The intention to pay an annual aggregate dividend of eight ($0.08) Canadian cents per common share.

•	The expectation that our oil sands clients will continue to grow their production in the second half in order to dilute operating costs per barrel.

•	The expectation that over the medium to long term our customers’ drive for increased production should lead to greater volumes of recurring mine services for us.

•
Our expectation not to have a seasonal pick up in EBITDA this year and our expectation that, although considerable uncertainty prevails, second half EBITDA performance may approximate that achieved in the first half.

•	Our anticipation of an initial site access earthworks project being released for tender in the coming year.

NOA

•
The belief that we will be able to lower our cost of debt, improve our balance sheet and improve our cost structure and that the same will allow us to remain competitive in pricing our services and to take advantage of organic growth and acquisition opportunities if they arise.

•	The belief that we will be able to continue to improve operating performance and that the same will allow us to maintain or grow our share of available work.

•	Our expectation that we will not experience a strike or lockout.

•
The belief that we have the capital resources to fund our planned annual capital spending program and meet current and future working capital and debt servicing requirements through existing cash balances, cash provided by operating activities for the remainder of this year and borrowings under our Credit Facility.

•
Our intention to limit our capital expenditures to $20.0 million to $30.0 million, primarily related to essential capital maintenance and equipment replacement requirements, and to continue leveraging our capital lease facilities to limit the amount of cash used for equipment replacement requirements.

•
The expectation that our current cash position, projected cash flow from operating activities, along with existing availability under both our leasing facilities and Credit Facility will be greater than our anticipated capital expenditures requirements, dividend payments, debt redemptions, securities purchases and the contractual maturities of our financial liabilities, as at June 30, 2015.

Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that interest rates remain at current levels;

•	our ability to continue to generate cash flow to meet our liquidity needs;

•	continuing demand for construction services, including in non-oil sands projects;

•
that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that oil prices do not drop significantly further such that our customers cut back on oil production;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that we are able to maintain our expenses at current levels;

•	that the Site C hydro-electric dam project will proceed as planned;

•	that work will continue to be required under our master services agreements with various customers;

•	our customers' ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management;
and are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2014 and in our most recently filed Annual Information form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended December 31, 2014 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign exchange risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At June 30, 2015, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
Interest rate risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures and capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

NOA

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At June 30, 2015, we had no outstanding debt pertaining to our revolving facility under the Credit Facility (December 31, 2014 – $5.5 million).
H. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2014, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Martin Ferron, the President and Chief Executive Officer of North American Energy Partners Inc., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2015.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2015 and ended on June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 5, 2015

/s/ Martin Ferron
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Rob Butler, the Vice President of Finance of North American Energy Partners Inc. (principal financial officer), certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2015.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (“COSO”).
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2015 and ended on June 30, 2015 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 5, 2015

/s/ Rob Butler
Vice President, Finance